Exhibit 99.4

Auditor’s Report On Quarterly Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

To

Board of Directors of

Dr. Reddy’s Laboratories Limited,

1.	We have audited the accompanying statement of quarterly standalone Ind AS financial results of Dr. Reddy’s Laboratories Limited (‘the Company’) for the quarter ended March 31, 2019 and for the year ended March 31, 2019 (‘the Statement’), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’). The standalone Ind AS financial results for the quarter ended March 31, 2019 and year ended March 31, 2019 have been prepared on the basis of the standalone Ind AS financial results for the nine-month period ended December 31, 2018, the audited annual standalone Ind AS financial statements as at and for the year ended March 31, 2019, and the relevant requirements of the Regulation and the Circular, which are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on these standalone Ind AS financial results based on our review of the standalone Ind AS financial results for the nine-month period ended December 31, 2018 which was prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, specified under Section 133 of the Companies Act 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual standalone Ind AS financial statements as at and for the year ended March 31, 2019; and the relevant requirements of the Regulation and the Circular.

2.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, these quarterly standalone Ind AS financial results as well as the year to date results:

i.	are presented in accordance with the requirements of the Regulation read with the Circular, in this regard; and

ii.	give a true and fair view of the net profit including other comprehensive income and other financial information for the quarter ended March 31, 2019 and for the year ended March 31, 2019.

4.	Further, read with paragraph 1 above, we report that the figures for the quarter ended March 31, 2019 represent the derived figures between the audited figures in respect of the financial year ended March 31, 2019 and the published year-to-date figures up to December 31, 2018, being the date of the end of the third quarter of the current financial year, which were subjected to a limited review as stated in paragraph 1 above, as required under the Regulation and the Circular.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per S Balasubrahmanyam

Partner

Membership No.: 053315

Place: Hyderabad

Date: May 17, 2019

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2019

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2019	31.12.2018	31.03.2018	31.03.2019	31.03.2018
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations	26,084	27,037	24,494	104,667	92,468
	b) License fees and service income	263	145	272	1,062	558
	c) Other operating income	105	135	157	526	567
	Total revenue from operations	26,452	27,317	24,923	106,255	93,593
2	Other income	727	928	731	2,384	2,040
	Total income (1 + 2)	27,179	28,245	25,654	108,639	95,633
3	Expenses
	a) Cost of materials consumed	5,233	5,461	5,740	21,032	20,110
	b) Purchase of stock-in-trade	2,365	2,575	2,146	8,686	6,716
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	1,063	(251)	(389)	660	(516)
	d) Employee benefits expense	4,900	4,719	4,633	19,319	18,430
	e) Depreciation and amortisation expense	2,042	1,935	1,900	7,806	7,741
	f) Finance costs	87	158	140	568	628
	g) Selling and other expenses	8,525	7,944	9,529	33,561	35,554
	Total expenses	24,215	22,541	23,699	91,632	88,663
4	Profit before tax (1 + 2 - 3)	2,964	5,704	1,955	17,007	6,970
5	Tax expense
	a) Current tax	657	434	457	2,818	1,381
	b) Deferred tax	279	1,276	(269)	1,416	(80)
6	Net profit for the period / year (4 - 5)	2,028	3,994	1,767	12,773	5,669
7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	(14)	4	41	(1)	43
	(ii) Income tax relating to items that will not be reclassified to profit or loss	6	-	(16)	3	(16)
	b) (i) Items that will be reclassified to profit or loss	168	669	(209)	209	(133)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(59)	(234)	72	(73)	46
	Total other comprehensive income	101	439	(112)	138	(60)
8	Total comprehensive income (6 + 7)	2,129	4,433	1,655	12,911	5,609
9	Paid-up equity share capital (face value Rs. 5/- each)	830	830	830	830	830
10	Other equity				126,011	117,248
11	Earnings per equity share (face value Rs. 5/- each)
	Basic	12.22	24.08	10.65	76.98	34.19
	Diluted	12.21	24.05	10.63	76.85	34.12
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2019

Segment information	All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2019	31.12.2018	31.03.2018	31.03.2019	31.03.2018
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	6,941	6,661	6,268	25,802	22,741
	b) Global Generics	20,739	21,924	20,068	85,936	76,150
	c) Proprietary Products	149	27	27	303	109
	Total	27,829	28,612	26,363	112,041	99,000
	Less: Inter-segment revenue	1,377	1,295	1,440	5,786	5,407
	Total revenue from operations	26,452	27,317	24,923	106,255	93,593
2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	32	1,230	383	2,156	(3)
	b) Global Generics	4,022	3,457	3,482	20,852	11,956
	c) Proprietary Products	(619)	(395)	(841)	(2,252)	(3,464)
	Total	3,435	4,292	3,024	20,756	8,489
	Less: (i) Finance costs	87	158	140	568	628
	(ii) Other un-allocable expenditure / (income), net	384	(1,570)	929	3,181	891
	Total profit before tax	2,964	5,704	1,955	17,007	6,970

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Ind AS notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the period prior to 1 July 2017 included excise duty which is now subsumed in the GST. Accordingly, revenues for the year ended 31 March 2018 are not comparable with those of the other periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the U.S. FDA has sent certain follow-up questions and in March 2019, the Company has submitted it's responses to these questions. Based on the discussions with the U.S. FDA, a meeting would be conducted prior to re-inspection of the site.

4	Effective 1 April 2018, the Company adopted Ind AS 115, Revenue from Contracts with Customers, using the modified retrospective approach. Ind AS 115 replaces existing revenue recognition requirements. Under the modified retrospective approach, there were no significant adjustments required to the retained earnings as at 1 April 2018. Also, the application of Ind AS 115 did not have any significant impact on recognition and measurement of revenue and related items in the financial results of the Company.

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2019

5	Balance sheet

All amounts in Indian Rupees millions

	As at	As at
Particulars	31.03.2019	31.03.2018
	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	39,504	39,790
Capital work-in-progress	4,001	6,750
Goodwill	323	323
Other intangible assets	7,000	7,060
Financial assets
Investments	18,191	19,537
Trade receivables	113	169
Loans	332	1,991
Other financial assets	447	437
Deferred tax assets, net	-	931
Tax assets, net	3,106	3,518
Other non-current assets	126	112
Total non-current assets	73,143	80,618

Current assets
Inventories	20,156	18,568
Financial assets
Investments	21,144	16,828
Trade receivables	37,177	42,038
Derivative instruments	335	17
Cash and cash equivalents	1,132	1,207
Other financial assets	692	509
Other current assets	8,696	11,218
Total current assets	89,332	90,385

TOTAL ASSETS	162,475	171,003

EQUITY AND LIABILITIES
Equity
Equity share capital	830	830
Other equity	126,011	117,248
Total Equity	126,841	118,078

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	3,454	4,880
Provisions	547	533
Deferred tax liabilities, net	555	-
Other non-current liabilities	285	313
Total non-current liabilities	4,841	5,726

Current liabilities
Financial liabilities
Borrowings	5,463	21,008
Trade payables
Total outstanding dues of micro enterprises and small enterprises	77	93
Total outstanding dues of creditors other than micro enterprises and small enterprises	10,239	10,517
Derivative instruments	45	85
Other financial liabilities	10,160	11,386
Provisions	1,847	1,734
Other current liabilities	2,962	2,376
Total current liabilities	30,793	47,199

TOTAL EQUITY AND LIABILITIES	162,475	171,003

6	During the three months ended 31 December 2018, the Company sold one of its API manufacturing business units located in Jeedimetla, Hyderabad to Therapiva Private Limited. This sale was done by way of slump sale including all related property, plant and equipment, current assets, current liabilities, and transfer of employees. An amount of Rs. 423 million representing the profit on sale of such business unit was included under the head “Other income”.

7	The audited results were reviewed by the Audit Committee of the Board on 16 May 2019 and approved by the Board of Directors of the Company at their meeting held on 17 May 2019.

8	The Board of Directors, at their meeting held on 17 May 2019, have recommended a final dividend of Rs. 20 per share subject to the approval of shareholders.

9	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

10	The results for the quarter and year ended 31 March 2019 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 17 May 2019	Co-Chairman & Chief Executive Officer